SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2005

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

18/F, Two Harbourfront

22 Tak Fung Street

Hunghom, Kowloon

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Circular dated March 31, 2005 regarding acquisition of interest in PT Cyber Access Communications.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2005

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Chan Ting Yu
Chan Ting Yu
Executive Director

Exhibit 1.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you have sold or transferred all your shares in Hutchison Telecommunications International Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

If you are in doubt as to any aspect of this circular, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

ACQUISITION OF 60% EQUITY INTEREST IN

PT CYBER ACCESS COMMUNICATIONS

DISCLOSEABLE TRANSACTION

A letter from the board of directors of Hutchison Telecommunications International Limited on the Acquisition is set out on pages 4 to 7 of this circular.

31 March 2005

CONTENTS

Pages
DEFINITIONS	1
LETTER FROM THE BOARD	4
APPENDIX—GENERAL INFORMATION	8

- i -

DEFINITIONS

In this circular the following expressions shall have the meanings set out below unless the context requires otherwise:

“Acquisition”	proposed acquisition of the Sale Shares, being 60% of the issued share capital of CAC

“ADS(s)”	American depositary share(s) issued by Citibank N.A., each representing ownership of 15 Shares

“Announcement”	the announcement of HTIL dated 9 March 2005 relating to the Acquisition

“associate”	shall have the meaning ascribed to that expression in the Listing Rules

“ATT”	Asia Telecommunication Technology Ltd, a company incorporated in the British Virgin Islands

“BKPM”	the Capital Investment Coordinating Board (Badan Koordinasi Penanaman Modal) of Indonesia

“Board”	the board of Directors

“CAC”	PT Cyber Access Communications, a limited liability company incorporated in Indonesia, 60% of the issued share capital of which comprises the Sale Shares

“CAC NAV”	the value of CAC’s recognised assets less the value of its recognised liabilities and provisions for liabilities and charges, determined in accordance with the completion accounts of CAC as at the close of business on the date of Completion

“CAC Shareholders’ Agreement”	the shareholders’ agreement in relation to CAC to be entered into by PT Asia Mobile, ATT, a Group company to be named and CAC on Completion

“Completion”	completion of the sale and purchase of the Sale Shares pursuant to the Share Purchase Agreement

“Conditions”	conditions set out in the Share Purchase Agreement upon the satisfaction or waiver of which the parties’ obligation to sell and purchase the Sale Shares is conditional

“connected person”	shall have the meaning ascribed to that expression in the Listing Rules

“CP Group Indonesia”	Charoen Pokphand Group Indonesia including PT Pertiwi Indonesia, a company incorporated in Indonesia

“Directors”	directors of HTIL

DEFINITIONS

“GAAP”	generally accepted accounting principles

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“HTIL” or the “Company”	Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands, whose Shares are listed on the Main Board of the Stock Exchange and ADSs are listed on the New York Stock Exchange, Inc.

“HTIL Group” or the “Group”	HTIL and its subsidiaries

“Hutchison Netherlands”	Hutchison Telecommunications International (Netherlands) B.V., a company incorporated in the Netherlands and an indirect wholly owned subsidiary of the Company

“HWL”	Hutchison Whampoa Limited, a company incorporated in Hong Kong and whose shares are listed on the Main Board of the Stock Exchange

“Indian Operating Companies”	Hutchison Max Telecom Limited, Hutchison Essar Telecom Limited (now known as Hutchison Essar Mobile Services Limited), Hutchison Telecom East Limited, Hutchison Essar South Limited, Fascel Limited and Aircel Digilink India Limited, providers of telecommunications services in India and indirect non-wholly owned subsidiaries of HTIL

“Indonesia”	the Republic of Indonesia

“Latest Practicable Date”	24 March 2005, being the latest practicable date prior to the issue of this circular for ascertaining certain information contained herein

“Listing Rules”	Rules Governing the Listing of Securities on the Main Board of the Stock Exchange

“Prospectus”	the prospectus issued by HTIL dated 30 September 2004 for the global offering of its Shares

“PT Asia Mobile”	PT Asia Mobile, a company incorporated in Indonesia

“Purchaser”	Hutchison Netherlands or any person to whom it assigns and/or novates its rights and obligations under the Share Purchase Agreement

“Sale Shares”	383,400 ordinary shares of nominal value of Rp100,000 each in the capital of CAC currently owned by Young Crown Mobile which constitute 60% of the issued share capital of CAC to be acquired by the Purchaser under the Share Purchase Agreement

DEFINITIONS

“SFO”	Hong Kong Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Share(s)”	ordinary share(s) in the capital of HTIL with a nominal value of HK$0.25 each

“Shareholders”	registered holders of Shares

“Share Purchase Agreement”	the conditional share purchase agreement dated 9 March 2005 between the Vendors and the Purchaser in respect of the Sale Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary”	has the meaning ascribed to that expression in Listing Rule 1.01

“substantial shareholder”	has the meaning ascribed to that expression in the Listing Rules

“Vendors”	PT Asia Mobile, ATT and Young Crown Mobile, being affiliates of PT Pertiwi Indonesia, a member of the CP Group Indonesia

“Vendor Guarantor”	PT Central Pertiwi, a company incorporated in Indonesia, and a member of the CP Group Indonesia

“Young Crown Mobile”	Young Crown Mobile Ltd, a company incorporated in Labuan, Malaysia

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Rp”	Rupiah, the lawful currency of the Republic of Indonesia

“US$”	United States dollars, the lawful currency of the United States of America

Note:	For the purpose of this circular and for reference only, unless otherwise specified, exchange rates of HK$1.00 to Rp1,200 and HK$7.80 to US$1.00 are adopted.

LETTER FROM THE BOARD

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

Executive Directors:	Registered office:
Mr. Dennis Pok Man LUI	Century Yard
Mr. Tim PENNINGTON	Cricket Square
Mr. CHAN Ting Yu	Hutchins Drive
Mr. WOO Chiu Man, Cliff	P.O. Box 2681 GT
George Town
Non-executive Directors:	Grand Cayman
Mr. FOK Kin-ning, Canning	British West Indies
Mrs. CHOW WOO Mo Fong, Susan
Mr. Frank John SIXT	Head office and principal place
of business:
Independent Non-executive Directors:	22nd Floor
Mr. KWAN Kai Cheong	Hutchison House
Mr. John W. STANTON	10 Harcourt Road
Mr. Kevin WESTLEY	Hong Kong

31 March 2005

To the Shareholders

ACQUISITION OF 60% EQUITY INTEREST IN

PT CYBER ACCESS COMMUNICATIONS

DISCLOSEABLE TRANSACTION

INTRODUCTION

On 9 March 2005, the Company stated in the Announcement that an indirect wholly owned subsidiary of HTIL had entered into a conditional agreement for the acquisition of a 60% equity interest of CAC, the holder of a combined 2G and 3G mobile telecommunications licence in Indonesia. On completion, the CAC shareholders will enter into the CAC Shareholders’ Agreement. Further details of the Acquisition and the CAC Shareholders’ Agreement can be found in the sections headed “Share Purchase Agreement” and “CAC Shareholders’ Agreement” respectively.

The Acquisition and the CAC Shareholders’ Agreement together constitute a discloseable transaction for HTIL which is subject to the reporting, announcement and circular requirements of the Listing Rules. This circular provides you with further details of the Acquisition and the CAC Shareholders’ Agreement.

LETTER FROM THE BOARD

SHARE PURCHASE AGREEMENT

Date

9 March 2005

Parties

Vendors:	PT Asia Mobile, ATT
Young Crown Mobile

Purchaser:	Hutchison Netherlands

Conditions precedent

Completion is conditional upon the satisfaction, or in some cases, waiver by the Purchaser, of a number of conditions including:

(1)	the approval of BKPM to the transfer of the Sale Shares to the Purchaser;

(2)	Ministry of Manpower approval of the company regulations of CAC being obtained; and

(3)	the existing loans to CAC being repaid in full.

These conditions remained outstanding as at the Latest Practicable Date.

Completion

Subject to satisfaction of the Conditions, Completion shall take place on the fifth business day following the date on which all of the Conditions are fulfilled and satisfied. If any of the Conditions is not satisfied or waived on or before 30 April 2005 (or such later date as the parties may agree), the Share Purchase Agreement will terminate automatically and the Acquisition will not proceed.

Assets to be acquired

The Sale Shares represent 60% of the issued share capital of CAC.

For the financial years ended 31 December 2003 and 31 December 2004, the unaudited losses before tax of CAC were approximately Rp2.2 billion (approximately HK$1.8 million) and audited losses before tax of CAC were approximately Rp35.8 billion (approximately HK$30.1 million) respectively. For the same periods, the unaudited losses after taxation and extraordinary items of CAC were approximately Rp2.2 billion (approximately HK$1.8 million) and the audited losses after taxation and extraordinary items of CAC were approximately Rp35.5 billion (approximately HK$29.8 million). The audited total assets value of CAC as at 31 December 2004 was approximately Rp14.8 billion (approximately HK$12.4 million) and the expected net assets value of CAC at Completion is approximately Rp10 billion (approximately HK$8.4 million). CAC’s accounts were prepared in accordance with generally accepted accounting principles applied in Indonesia and their audit was conducted in accordance with auditing standards established by the Indonesia Institute of Accountants. The Directors believe that a reconciliation of CAC’s financial information according to HK GAAP will not produce any material difference in the computation of the relevant percentage ratios under Chapter 14 of the Listing Rules.

Guarantee

The obligations of the Vendors under the Share Purchase Agreement are guaranteed by the Vendor Guarantor.

LETTER FROM THE BOARD

Consideration

The consideration for the Sale Shares is, before any adjustment, US$120 million (approximately HK$936 million) payable in cash on Completion. This consideration amount is subject to upward (or downward) adjustment by reference to 60% of the CAC NAV which is greater than (or less than) zero. The amount was arrived at after arm’s length negotiations between the parties to the Share Purchase Agreement and having regard to recent appropriate market comparables in Indonesia and other overseas markets.

Upon Completion, the shareholders of CAC and CAC will sign a shareholders’ agreement in the pre-agreed form.

CAC SHAREHOLDERS’ AGREEMENT

Date

Completion date

Parties

PT Asia Mobile

ATT

A Group company to be named

CAC

Principal terms

On Completion, PT Asia Mobile and ATT shall in aggregate hold 40% of the issued share capital of CAC and the Group shall hold the remaining 60%.

Under the terms of the CAC Shareholders’ Agreement, CAC’s shareholders undertake to each other and to CAC to provide funding to CAC pro rata to their respective equity interests in CAC with an initial committed amount of US$300 million (approximately HK$2,340 million). The Group’s share of that initial funding commitment is US$180 million (approximately HK$1,404 million).

Based on the shareholding proportions at the commencement of the CAC Shareholders’ Agreement, the Group will be entitled to nominate for appointment to the Board of Commissioners of CAC, five commissioners and PT Asia Mobile and ATT will together be entitled to nominate three commissioners.

Similarly, the Group will be entitled to nominate for appointment to the board of directors of CAC, five directors including the President director and PT Asia Mobile and ATT will together be entitled to nominate three directors. Based on such management and board control and the Group’s initial 60% shareholding interest, CAC will be accounted for as a subsidiary upon Completion.

INFORMATION ON CAC AND CP GROUP INDONESIA

CAC was awarded the first nationwide mobile telecommunications licence to operate mobile telephone services based on a combined 2G and 3G wireless network spectrum through the first open and competitive licensing process in Indonesia. It is one of only two mobile telecommunications operators in Indonesia awarded such a combined licence. Prior to Completion, CAC is a member of the CP Group Indonesia established to pursue business opportunities in

LETTER FROM THE BOARD

telecommunications services in line with the liberalisation of the telecommunications sector in Indonesia. It commenced operations in 2004 and is in the process of expanding its network rollout.

The CP Group Indonesia is one of the leading industrial groups in Indonesia with over 30 years of operational experience in the country, focusing on businesses such as agri-business, foods and telecommunications. The CP Group Indonesia has a nationwide operation with more than 20,000 employees.

The Vendors are holding companies for the investments in CAC and are affiliates of PT Pertiwi Indonesia, a member of CP Group Indonesia. To the best of the knowledge, information and belief of the Directors, after all reasonable enquiry, the Vendors and the ultimate beneficial owner of the Vendors are independent of the Company and of the connected persons of the Company.

FINANCIAL EFFECTS OF THE ACQUISITION AND CAC SHAREHOLDERS’AGREEMENT

Following Completion, the Company will consolidate the results of CAC under Hong Kong GAAP and United States GAAP, with the appropriate minority interest being taken into account. The Directors do not expect the Acquisition and CAC Shareholders’ Agreement to have any significant impact on the earnings, assets and liabilities of the Company in the short term. When CAC’s business reaches its full maturity, and assuming growth of other parts of the Group’s businesses as planned, the Directors expect it to have a significant contribution to the Group’s earnings, assets and liabilities.

REASONS FOR, AND THE BENEFITS OF, THE ACQUISITION

The Group has track record of entering new markets, developing new mobile businesses, and competing effectively as a new entrant.

The Acquisition reflects the Company’s strategy of expanding the geographic scope of the Group’s business into other high-growth markets in Asia. It presents a good opportunity to enhance the Group’s mobile customer base and revenue stream by establishing a presence in Indonesia which is a strategic growth market with low penetration rates. At end of 2004, Indonesia had a low 13.6% penetration and a strong subscriber growth of over 40% for last year.

The Board considers the terms of the Share Purchase Agreement and the CAC Shareholders’ Agreement to be on normal commercial terms, fair and reasonable and in the interest of the Company and the Shareholders as a whole.

DISCLOSEABLE TRANSACTION

Applying the consideration test to the Acquisition and CAC Shareholders’ Agreement, the percentage ratio computed exceeds 5% but is less than 25% of the total market capitalisation of the Company determined in accordance with Listing Rule 14.07(4). Accordingly, the Acquisition and CAC Shareholders’ Agreement together constitute a discloseable transaction for the Company under the Listing Rules, which is subject to the reporting, announcement and circular requirements of the Listing Rules

ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the Appendix to this circular.

Yours faithfully

By order of the Board

Fok Kin-ning, Canning

Chairman

APPENDIX	GENERAL INFORMATION

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to HTIL. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.	LITIGATION

As at the Latest Practicable Date and save as disclosed below, neither HTIL nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and, so far as the Directors are aware, no litigation or claims of material importance is pending or threatened against HTIL or any of its subsidiaries.

India

The sales tax authorities of each of the state governments where the Indian Operating Companies operate in India have instituted proceedings (or are in the process of completing their assessments with a view to doing so), against each of the Indian Operating Companies, claiming sales tax is payable in respect of revenues earned from air time, activation fees and/or monthly subscription fees. The majority of the other mobile telecommunications operators and fixed-line operators in India, including the government controlled telecommunications companies, have been involved in similar proceedings and in some cases the matter is pending before the Supreme Court of India. In all cases where proceedings have been instituted, the Indian Operating Companies have obtained stay orders against demands and recovery action instituted by the sales tax authorities pending a final decision on the substantive case. Further details can be found in the Prospectus. There have been no material developments since the date of the Prospectus.

3.	DIRECTORS’ INTERESTS AND SHORT POSITIONS IN THE SHARE CAPITAL OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of HTIL in the Shares, underlying shares and debentures of HTIL or any associated corporation (within the meaning of Part XV of the SFO) which had been notified to HTIL and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which were required to be and were recorded in the

APPENDIX	GENERAL INFORMATION

register required to be kept pursuant to Section 352 of the SFO or as otherwise notified to HTIL and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers adopted by HTIL (the “Model Code”) were as follows:

(I)	Interests and short positions in the Shares, underlying shares and debentures of HTIL

Long positions in the Shares/underlying shares of HTIL

Name of Director	Capacity	Nature of interests	Number of shares held	Number of underlying shares held	Approximate% of shareholding
Fok Kin-ning, Canning	Interest of a controlled corporation	Corporate interest	250,000 (Note 1)	—	0.006%
Chow Woo Mo Fong, Susan	Beneficial owner	Personal interest	250,000	—	0.006%
Frank John Sixt	Beneficial owner	Personal interest	—	255,000 (Note 2)	0.006%
Dennis Pok Man Lui	Beneficial owner	Personal interest	100,000	—	0.002%
Chan Ting Yu	Beneficial owner	Personal interest	100,000	—	0.002%
John W. Stanton	Interest held jointly with spouse	Other interest	—	105,000 (Note 3)	0.002%

Notes:

1.	Such Shares were held by a company which is equally owned by Mr. Fok Kin-ning, Canning and his spouse.

2.	17,000 ADSs (each representing 15 Shares) were held by Mr. Frank John Sixt.

3.	7,000 ADSs (each representing 15 Shares) were held jointly by Mr. John W. Stanton and his spouse.

APPENDIX	GENERAL INFORMATION

(II)	Interests and short positions in the shares, underlying shares and debentures of the associated corporations

(A)	Long positions in the shares/underlying shares of HWL

Name of Director		Capacity		Nature of interests	Number of shares of HWL held	Number of underlying shares of HWL held	Approximate % of shareholding of HWL
Fok Kin-ning, Canning		Interest of a controlled corporation		Corporate interest	4,310,875 (Note 1)	—	0.1011%
Chow Woo Mo Fong, Susan		Beneficial owner		Personal interest	150,000	—	0.0035%
Frank John Sixt		Beneficial owner		Personal interest	50,000	—	0.0012%
Woo Chiu Man, Cliff		Interest of spouse		Family interest	2,000	8,000	0.0002%
John W. Stanton	(i)	Interest held jointly with spouse	(i)	Other interest	16,500	-) ) ) )
	(ii)	Trustee of a trust	(ii)	Other interest	6,600	-)	0.0005%

Note :

1.	Such shares were held by a company which is equally owned by Mr. Fok Kin-ning, Canning and his spouse.

(B)	Long positions in the shares, underlying shares and debentures of other associated corporations

Mr. Fok Kin-ning, Canning had, as at the Latest Practicable Date, the following interests:

(i)

(a)    1,100,000 ordinary shares, representing approximately 0.162% of the then issued share capital, in Hutchison Telecommunications (Australia) Limited (“HTAL”) comprising personal and corporate interests in 100,000 and 1,000,000 ordinary shares respectively; and

(b)    1,474,001 underlying shares in HTAL comprising personal and corporate interests in 134,000 and 1,340,001 underlying shares respectively on conversion of the listed and physically settled 5.5% Unsecured Convertible Notes due 2007 issued by HTAL;

(ii)	corporate interests in 5,000,000 ordinary shares, representing approximately 0.075% of the then issued share capital, in Hutchison Harbour Ring Limited;

APPENDIX	GENERAL INFORMATION

(iii)	corporate interests in 10,000,000 ordinary shares, representing approximately 0.145% of the then issued share capital, in Hutchison Global Communications Holdings Limited;

(iv)	corporate interests in 225,000 American Depositary Shares (each representing one ordinary share), representing approximately 0.123% of the then issued share capital, in Partner Communications Company Ltd. (“Partner Communications”); and

(v)	corporate interests in a nominal amount of EUR10,900,000 in the 5.875% Notes due 2013 issued by Hutchison Whampoa Finance (03/13) Limited, a nominal amount of US$4,000,000 in the 13% unsecured senior subordinated notes due 2010 issued by Partner Communications and a nominal amount of US$6,500,000 in the 6.25% Notes due 2014 issued by Hutchison Whampoa International (03/33) Limited.

Mr. Fok Kin-ning, Canning held the above personal interests in his capacity as a beneficial owner and held the above corporate interests through a company which is equally owned by Mr. Fok and his spouse.

Mr. Kevin Westley in his capacity as a beneficial owner had, as at the Latest Practicable Date, personal interests in 4,000 ordinary shares, representing approximately 0.0002% of the then issued share capital, of Cheung Kong Infrastructure Holdings Limited.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors and chief executives of the Company and their respective associates had any interest or short position in the shares, underlying shares and debentures of the Company or any of its associated corporation (within the meaning of Part XV of the SFO) which had to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he/she was taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or which were required, pursuant to the Model Code contained in the Listing Rules, to be notified to the Company and the Stock Exchange.

Certain Directors held qualifying shares in certain subsidiaries of the Company on trust for other subsidiaries.

4.	DIRECTORS’ SERVICE CONTRACTS

None of the Directors has, or is proposed to have, a service contract with any member of the Group (excluding contracts expiring or determinable by the employer within one year without compensation (other than statutory compensation)).

5.	DIRECTORS’ INTEREST IN ASSETS/CONTRACTS AND OTHER INTEREST

None of the Directors has any interest, direct or indirect, in any assets which have, since 31 December 2004, being the date of the latest published audited accounts of the HTIL Group, been acquired or disposed of or by or leased to any member of the HTIL Group or are proposed to be acquired or disposed of by or leased to any member of the HTIL Group.

APPENDIX	GENERAL INFORMATION

None of the Directors was materially interested in any contract which was subsisting as at the Latest Practicable Date and which was significant in relation to the business of the HTIL Group taken as a whole.

6.	QUALIFICATIONS OF COMPANY SECRETARY AND QUALIFIED ACCOUNTANT

The Company Secretary of HTIL is Ms. Edith Shih. Ms. Shih holds a Bachelor of Science degree in Education and a Master of Arts degree from the University of the Philippines, and a Master of Arts degree and a Master of Education degree from Columbia University, New York. She is qualified to practise law in Hong Kong, England and Wales and Victoria, Australia and is a Fellow of both The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Company Secretaries.

The Qualified Accountant of HTIL is Mr. Mark Robert Harris. He is a certified public accountant in the State of California, the United States of America. Mr. Harris acquired a Bachelor of Science in Business Administration with a concentration in Accounting in 1995 from California Polytechnic State University, San Luis Obispo, California.

7.	REGISTERED OFFICE, HEAD OFFICE, PRINCIPAL PLACE OF BUSINESS AND TRANSFER OFFICE OF THE COMPANY

Registered office:	Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
George Town
Grand Cayman
British West Indies

Head office and principal	22nd Floor
place of business:	Hutchison House
10 Harcourt Road
Hong Kong

Principal share registrar	Butterfield Bank (Cayman) Limited
and transfer office:	Butterfield House
68 Fort Street
P.O. Box 705
George Town
Grand Cayman
British West Indies
Hong Kong branch share registrar	Computershare Hong Kong Investor Services Limited
and transfer office:	Rooms 1712 – 1716
17th Floor
Hopewell Centre
183 Queen’s Road East
Wanchai
Hong Kong

APPENDIX	GENERAL INFORMATION

8.	MISCELLANEOUS

(a) The HTIL Group is a global provider of telecommunications services.

(b) In the event of inconsistency, the English text of this circular shall prevail over the Chinese text.